Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Legend Biotech Limited	British Virgin Islands
Legend Biotech HK Limited	Hong Kong
Nanjing Legend Biotech Co., Ltd.	People’s Republic of China
Legend Biotech Ireland Limited	Ireland
Legend Biotech (Netherlands) BV	Netherlands
Legend Biotech USA Inc.	Delaware